Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Third Quarter 2019
November 20, 2019

1	Flex LNG Ltd. Third Quarter Results 2019

November 20, 2019 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the third quarter and nine months ended September 30, 2019.

Highlights:
•	Reported revenues of $29.8 million for the third quarter 2019, compared to $19.0 million for the second quarter 2019.
•	Average Time Charter Equivalent¹ ("TCE") rate of $58,222 per day for the third quarter 2019, compared to $46,266 per day for the second quarter 2019.
•	Adjusted EBITDA¹ of $21.8 million for the third quarter 2019, compared with $11.3 million for the second quarter 2019.
•	Reported net income of $0.5 million for the third quarter 2019, compared to a net loss of $3.9 million for the second quarter 2019.
•	In July 2019, the Company executed the $300 million sale and charterback transaction with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Endeavour and Flex Enterprise.
•	In August 2019, the Company took delivery of its sixth newbuilding LNG carrier, Flex Courageous.
•	In October 2019, Flex LNG Fleet Management AS received the Document of Compliance qualifying the Company for in-house technical ship management services.
•
In November 2019, the Company received firm commitments from a syndicate of 11 banks and the Export-Import Bank of Korea ("KEXIM") for a $629 million financing for the five newbuildings scheduled for delivery in 2020.

•	The Board of Directors has declared a cash dividend for the third quarter of $0.10 per share.

¹ Time Charter Equivalent rate and Adjusted EBITDA are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the back part of this earnings report.

2	Flex LNG Ltd. Third Quarter Results 2019

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“In line with our expectations, the freight market has become increasingly tighter in the second half of 2019 resulting in much more favourable market conditions despite low gas prices. Flex LNG has been very well positioned for the stronger market with ships available in the spot market as well as ships on variable rates linked to these freight rates. We are today delivering results in line with guidance for third quarter and our fourth quarter is booked at considerable higher rates with revenue expectations of about $50 to $55 million. During the year we have also secured close to $1.3bn of attractive long-term financing and this together with our in-house ship management company means we are well positioned for the journey ahead.”
Harald Gurvin, CFO of Flex LNG Management AS, commented:
“Our track record for 2019 demonstrates our ability to secure financing from various sources at very attractive terms. Having already executed $650 million in new financings during 2019, the new $629 million facility for the five newbuildings delivering in 2020 means have we secured long term funding for 11 of our 13 vessels, with comfortable remaining capex for the two vessels delivering in 2021. The new facility was significantly oversubscribed, with commitments from KEXIM and 11 leading international shipping banks. Attractive financing terms also mean attractive cash breakeven levels, giving substantial cash flow potential from our fleet of latest generation LNG carriers.”
Business Update
In August 2019, the Company took delivery of its sixth newbuilding LNG carrier, Flex Courageous, which was built at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME"). The vessel was delivered to a charterer ex-yard for her maiden voyage.
The Company currently has six vessels on the water and an additional seven newbuildings under construction, which are scheduled for delivery between the second quarter 2020 and the second quarter 2021. With such scale, we believe that Flex LNG has the ability to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin) providing for enhanced customer relationships, increased vessel utilization and shorter distance to load ports. Our fleet's characteristics are expected to meet charterers' preference for the improved unit transportation cost of larger and more fuel efficient vessels. The Flex LNG fleet represents a diversified portfolio of two stroke vessels with both M-type Electronically Controlled Gas Injection ("MEGI") and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the vessels are equipped with Full Re-liquefaction Systems ("FRS") and four are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075% respectively, making these vessels particularly suitable for long-term charters.
On October 17, 2019, Flex LNG Fleet Management AS, a related party, received the Document of Compliance qualifying the Company for in-house technical ship management services. The technical ship management for the first vessel is intended transferred to Flex LNG Fleet Management AS by end November 2019, with the remaining vessels scheduled to be transferred during the early part of 2020. The Company believes that transfer of the technical ship management to Flex LNG Fleet Management AS will put the Company in a better position to attract longer term business opportunities, as well as improving the ability to control total cost of ownership for the fleet.

3	Flex LNG Ltd. Third Quarter Results 2019

Results for the three months ended September 30, 2019
The Company reported vessel operating revenues of $29.8 million (three months ended September 30, 2018: $19.0 million) for the third quarter 2019, compared to $19.0 million in the second quarter 2019.
Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $1.0 million (three months ended September 30, 2018: $1.1 million) in the third quarter 2019, compared to $1.1 million in the second quarter 2019.
Vessel operating expenses, which includes technical operating expenses (such as crewing, insurance, lubes and repairs & maintenance) and performance claims, were $4.6 million in the third quarter 2019 (three months ended September 30, 2018: $4.1 million), compared to $5.2 million in the second quarter 2019.
Administrative expenses were $2.3 million (three months ended September 30, 2018: $1.1 million) in the third quarter 2019 compared to $1.5 million in the second quarter 2019.  Administrative expenses in the third quarter were impacted by an initial listing fee and legal expenses in connection with the listing at the New York Stock Exchange ("NYSE") and increased staff costs associated with establishing the technical ship management services.
Adjusted EBITDA was $21.8 million (three months ended September 30, 2018: $12.7 million) for the third quarter 2019, up from $11.3 million for the second quarter 2019.
Depreciation was $7.8 million (three months ended September 30, 2018: $5.5 million) in the third quarter 2019 compared to $6.3 million in the second quarter 2019. The increase was due to delivery of the two newbuildings Flex Constellation and Flex Courageous in June and August 2019, respectively.
Interest expense was $9.4 million in the third quarter 2019 (three months ended September 30, 2018: $6.1 million), compared to $6.9 million in the second quarter 2019. The increase was mainly due to drawdown of both $125 million tranches under the $250 million term loan facility (the "$250 Million Facility") upon delivery of Flex Constellation and Flex Courageous in June and August 2019, respectively, and increased leverage due to the re-financing of the vessels Flex Endeavour and Flex Enterprise with the $300 million sale and charterback transaction with Hyundai Glovis (the "Hyundai Glovis SCB") in end July 2019, whereby the existing mortgage debt totaling $194.3 million was prepaid.
The Company recorded a non-cash write-off of deferred debt issuance costs of $3.4 million (three months ended September 30, 2018: $nil) in the third quarter 2019, compared to $nil in the second quarter 2019 due to the re-financing of the $315 million term loan facility entered into in December 2017 (the "$315 Million Facility"). The $315 Million Facility was fully prepaid in July 2019 upon closing of the Hyundai Glovis SCB and drawdown of the $100 million term loan and revolving credit facility entered into in July 2019 (the "$100 Million Facility").
The Company recorded an unrealized non-cash loss on the change in fair value of the interest rate swaps of $0.9 million (three months ended September 30, 2018: $nil) in the third quarter 2019, compared to a loss of $2.2 million in the second quarter 2019.
Net income for the third quarter 2019 was $0.5 million (three months ended September 30, 2018: $1.2 million) and earnings per share $0.01, compared to a net loss of $3.9 million and loss per share of $0.07 for the second quarter 2019.

4	Flex LNG Ltd. Third Quarter Results 2019

Result for the nine months ended September 30, 2019
Vessel operating revenues were $68.0 million for the nine months ended September 30, 2019 compared to $41.1 million for the nine months ended September 30, 2018. The increase is mainly due to increased fleet size following delivery of Flex Ranger in June 2018, Flex Rainbow in July 2018, Flex Constellation in June 2019 and Flex Courageous in August 2019.
Voyage expenses were $5.9 million for the nine months ended September 30, 2019 compared to $5.0 million for the months ended September 30, 2018.
Vessel operating expenses for the nine months ended September 30, 2019 amounted to $14.3 million compared to $15.2 million for the nine months ended September 30, 2018. For the nine months ended September 30, 2018, vessel operating expenses included $6.1 million in relation to chartered-in vessels. All chartered-in vessels were redelivered by the end of the first quarter of 2018.
Adjusted EBITDA for the nine months ended September 30, 2019 was $41.8 million compared to $18.0 million for the nine months ended September 30, 2018.
The Company reported a net loss of $6.9 million for the nine months ended September 30, 2019 compared to a net loss of $3.5 million for the nine months ended September 30, 2018.
Cash Flow and Balance Sheet as of September 30, 2019
Total cash, restricted cash and cash equivalents were $56.6 million as of September 30, 2019, an increase of $30.1 million during the third quarter 2019. In addition, the Company had $50 million available for drawdown under the revolving tranche of the $100 Million Facility entered into in July 2019 and $270 million available for drawdown under the $270 million revolving credit facility (the "Sterna RCF") provided by Sterna Finance Ltd. ("Sterna"), a company related to our largest shareholder Geveran Trading Co. Ltd. ("Geveran"), as of September 30, 2019.
Net cash provided by operating activities in the third quarter 2019 was $8.4 million (three months ended June 30, 2019: $9.4 million). Net cash used in investing activities in the third quarter 2019 was $145.2 million (three months ended June 30, 2019: $146.2 million), relating to the final payments due on delivery of Flex Courageous. Net cash provided by financing activities was $166.9 million (three months ended June 30, 2019: $117.6 million), which includes net proceeds from the re-financing of the $315 Million Facility and drawdown of the $125 million tranche relating to Flex Courageous under the $250 Million Facility, offset by scheduled repayment of long term debt and prepayment of the $50 million revolving facility under the $100 Million Facility.
During the nine months ended September 30, 2019, $363.9 million was capitalized to vessels and equipment net, relating to the delivery of Flex Constellation and Flex Courageous.
As at September 30, 2019, total long term debt was $737.1 million compared to $455.0 million as at December 31, 2018. The increase was due to drawdown of the $250 Million Facility upon delivery of Flex Constellation and Flex Courageous and additional debt drawn under the Hyundai Glovis SCB and the $100 Million Facility in connection with the re-financing of the $315 Million Facility. As at September 30, 2019, the current portion of long term debt was $34.3 million (December 31, 2018: $23.4 million).

5	Flex LNG Ltd. Third Quarter Results 2019

Finance update
In July 2019, the Company executed the sale and charterback transactions with Hyundai Glovis, whereby the vessels Flex Endeavour and Flex Enterprise were sold for a gross consideration of $420 million, with a net consideration to the Company of $300 million adjusted for a non-amortizing and non-interest bearing seller's credit of $120 million in total. Upon closing of the Hyundai Glovis SCB, the outstanding balances totaling $194.3 million relating to the vessels under the existing $315 Million Facility were prepaid, resulting in net proceeds of $102.7 million after fees and expenses.
In July 2019, the Company entered into a five-year $100 million secured term loan and revolving credit facility agreement with a syndicate of banks for the re-financing of the Flex Ranger, which was financed under the $315 Million Facility. The $100 Million Facility is divided into a $50 million term loan and a $50 million revolving facility.  The facility was fully drawn in July 2019, whereby the outstanding balance of $99.8 million under the existing $315 Million Facility was prepaid. The facility has a term of five years and bears interest at LIBOR plus a margin of 2.25% per annum.  On August 15, 2019, the $50 million revolving credit facility under the $100 Million Facility was prepaid in full, and the prepaid amount of $50 million was available for drawdown as at September 30, 2019.
In August 2019, the final $125 million tranche under the $250 Million Facility was drawn upon delivery of the Flex Courageous.
In August and September 2019, the Company entered into two interest rate swap transactions in order to hedge against fluctuations in interest rates. The interest rate swaps transactions entered into during the third quarter, had a total notional principal of $50 million, whereby the floating rate has been swapped to a fixed rate, with a concurrent maturity of June 2024. As of September 30, 2019, the total notional principal of interest rate swaps was $175 million.
For further information about the Company's long-term debt and interest rate swap transactions see Note 8: Long-term debt and Note 9: Financial Instruments.
In November 2019, the Company received firm commitments from a syndicate of 11 banks and KEXIM for a $629 million financing for the five vessels scheduled for delivery in 2020. For more information see Note 13: Subsequent events.

6	Flex LNG Ltd. Third Quarter Results 2019

LNG Market Outlook
During the third quarter of 2019, spot LNG freight rates continued to strengthen with average reported headline rates for MEGI/X-DF LNG carriers increasing approximately 23.5% from $58.6kpdr to $72.4kpdr according industry sources. The main reason for the rate increase was fewer ships available due to a combination of longer sailing distances and more cargoes, as well as a gradual build-up of floating storage. Trading patterns however, continue to favor Europe as the main destination for incremental uncommitted LNG volumes.
According to industry sources, global LNG exports reached 268 million tonnes in the first nine months of 2019, in line with the expectations of reaching approximately 367 million tonnes by the end of the year. This represents year on year growth of approximately 13%. Three additional final investment decisions ("FIDs") have made 2019 a record year for LNG project sanctions. Mozambique LNG, Calcasieu Pass in the US and Arctic LNG-2 in Russia all announced FID since our last quarterly update. Not only was Arctic LNG-2 the single largest LNG project sanction in history, it also brought the total volumes sanctioned to date in 2019 to 63 million metric tonne per annum ("MMtpa"), which is significantly higher than the previous record from 2005 of 45 MMtpa. We still expect Woodfibre LNG in Canada to be sanctioned during 2019 bringing the total FID volumes to about 65MMtpa. With FID for Rovuma LNG (15.2 MMtpa) in Mozambique being postponed to 2020, we expect a similar level of FID activity in 2020 as projects like Qatar expansion (33 MMtpa), Driftwood Phase 1 (16.5 MMtpa), Energie Costa Azul I (3.3 MMtpa), Pluto Train 2 (5 Mmtpa), PNG expansion (8 MMtpa), Nigeria Train 7 (8.7 MMtpa) are all likely FID projects for 2020 according to industry sources.
The glut of liquefaction volumes continue to affect LNG prices, with the average Asian benchmark prices ("JKM") averaging 5.1 $/Metric Million British Thermal Unit ("MMBtu") in the third quarter 2019 compared to 11.35 $/MMBtu for the same period last year. Average European LNG prices ("NBP") came in at 4.1 $/MMBtu in the third quarter 2019 compared to 9.9 $/MMBtu for the same period last year. The low LNG price environment continues to stimulate demand growth in some regions, predominately Europe, resulting in switching from coal and pipeline gas to LNG. Higher forward gas prices than spot prices have incentivized a continued build-up of LNG inventory both at land based storage facilities as well as floating storage in LNG carriers.
Fourteen LNG carriers and one floating storage and regasification unit ("FSRU") were reported delivered in the third quarter of 2019, bringing the year to date count to 33 LNG carriers and three FSRUs. During the third quarter 2019, six new orders for LNG carriers were reported. By the end of the quarter, there were 508 vessels above 125,000 cbm in the global LNG carrier fleet, excluding FSRUs. The order book at the end of the quarter amounted to 106 conventional LNG carriers, of which 42 were reported as ‘uncommitted’. In the fourth quarter of 2019, we expect another five conventional LNG carriers and one FSRU to be delivered from yards.
Outlook for LNG shipping demand remains compelling due to rapidly increasing demand for LNG. The market has absorbed new tonnage as it has arrived, and despite lower than expected tonne mile growth due to muted US - Asia trade and limited arbitrage opportunities, we believe that the market is reasonably balanced.
The long term outlook for the industry continues to be well supported, and we believe that Flex LNG is well positioned to capitalize on the global shift for cleaner energy.

7	Flex LNG Ltd. Third Quarter Results 2019

Third Quarter 2019 Result Presentation
Flex LNG will release its financial results for the third quarter 2019 on Wednesday November 20, 2019.
In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m EST). In order to attend the webcast and/or conference call you may do one of the following:
Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/hhpedipx
Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095710
United Kingdom (local): 0844 493 3857
United States +1 917 720 0178
United States (Toll Free): +1 866 869 2321
Confirmation Code: 8292178
A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session. The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

8	Flex LNG Ltd. Third Quarter Results 2019

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

9	Flex LNG Ltd. Third Quarter Results 2019

Board of Directors of Flex LNG Ltd.

November 20, 2019

David McManus

Marius Hermansen	Ola Lorentzon

João Saraiva E Silva	Nikolai Grigoriev

10	Flex LNG Ltd. Third Quarter Results 2019

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2019	2019	2018	2019	2018
Vessel operating revenues		29,814	19,018	19,008	67,973	41,108
Voyage expenses		(994)	(1,113)	(1,107)	(5,896)	(4,982)
Vessel operating expenses		(4,618)	(5,165)	(4,060)	(14,309)	(15,201)
Administrative expenses		(2,286)	(1,506)	(1,132)	(5,656)	(2,858)
Depreciation		(7,840)	(6,308)	(5,477)	(20,064)	(10,541)
Operating income/(loss)		14,076	4,926	7,232	22,048	7,526
Finance income		264	204	72	724	324
Interest expense	8	(9,437)	(6,853)	(6,124)	(22,791)	(11,270)
Write-off of debt issuance costs	8	(3,388)	—	—	(3,388)	—
(Loss)/gain on derivatives	9	(915)	(2,229)	—	(3,144)	—
Other financial items		(133)	33	(1)	(339)	(37)
Income/(loss) before tax		467	(3,919)	1,179	(6,890)	(3,457)
Income tax credit/(expense)		1	—	—	1	(2)
Net income/(loss)		468	(3,919)	1,179	(6,889)	(3,459)

Earnings/(loss) per share:
Basic and Diluted	3	0.01	(0.07)	0.03	(0.13)	(0.09)

Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $, except per share data)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2019	2019	2018	2019	2018
Net income/(loss)		468	(3,919)	1,179	(6,889)	(3,459)
Total other comprehensive income/(loss)		—	—	33	—	33
Total comprehensive income/(loss) attributable to Flex LNG Ltd.		468	(3,919)	1,212	(6,889)	(3,426)

The accompanying notes are an integral part of these condensed consolidated financial statements.

11	Flex LNG Ltd. Third Quarter Results 2019

Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)

		September 30,	June 30,	December 31,
	Note	2019	2019	2018

ASSETS

Current assets
Cash, restricted cash and cash equivalents	4	56,554	26,444	55,097
Inventory		1,712	1,917	915
Other current assets		14,475	6,900	2,693
Receivables due from related parties	11	383	1,082	1,720
Total current assets		73,124	36,343	60,425

Non-current assets
Vessel purchase prepayment	5,7	349,472	385,472	421,472
Vessels and equipment, net	6	1,155,835	982,459	812,478
Other fixed assets		5	5	11
Derivative instruments receivable	9	269	—	—
Total non-current assets		1,505,581	1,367,936	1,233,961
Total Assets		1,578,705	1,404,279	1,294,386

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	7,8	34,261	29,996	23,365
Derivative instruments payable	9	3,521	2,257	—
Payables due to related parties	11	—	—	206
Accounts payable		933	2,156	592
Other current liabilities		16,339	12,951	11,297
Total current liabilities		55,054	47,360	35,460

Non-current liabilities
Long-term debt	7,8	702,893	536,762	431,602
Other non-current liabilities		3	1	—
Total non-current liabilities		702,896	536,763	431,602
Total liabilities		757,950	584,123	467,062

Equity
Share capital (September 30, 2019: 54,110,584 (December 31, 2018: 54,099,929) shares issued and outstanding, par value $0.10 per share)	12	5,411	5,410	5,410
Additional paid in capital		1,189,984	1,189,854	1,189,665
Accumulated deficit		(374,640)	(375,108)	(367,751)
Total equity		820,755	820,156	827,324
Total Equity and Liabilities		1,578,705	1,404,279	1,294,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. Third Quarter Results 2019

Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2019	2019	2018	2019	2018

OPERATING ACTIVITIES
Net income/(loss)		468	(3,919)	1,179	(6,889)	(3,459)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	6	7,840	6,308	5,477	20,064	10,541
Write off of debt issuance costs	8	3,388	—	—	3,388	—
Amortization of debt issuance costs		98	65	(15)	228	73
Share-based payments		65	65	44	259	111
Foreign exchange loss/(gain)		41	(82)	24	(33)	31
Adjustment of derivatives to fair value	8	1,017	2,257	—	3,274	—
Other		12	(1)	(187)	(5)	(598)
Changes in operating assets and liabilities, net:
Inventory		205	(923)	1,107	(797)	(467)
Other current assets		(7,575)	(1,404)	(2,329)	(11,782)	784
Receivables due from related parties		699	486	(1)	1,337	(1,216)
Payables due to related parties		—	—	188	(206)	908
Accounts payable		(1,223)	596	184	341	230
Other current liabilities		3,388	5,930	(354)	5,042	5,269
Net cash provided by operating activities		8,423	9,378	5,317	14,221	12,207

INVESTING ACTIVITIES
Purchase of other fixed assets		(3)	—	—	(3)	(14)
Vessel purchase prepayments	5	—	—	—	—	(73,600)
Additions and installments on newbuildings		—	—	(44,491)	—	(233,466)
Purchase of vessels and equipment	6	(145,214)	(146,199)	—	(291,413)	—
Capitalized interest		—	—	(223)	—	(2,964)
Net cash (used in) investing activities		(145,217)	(146,199)	(44,714)	(291,416)	(310,044)

FINANCING ACTIVITIES
Repayment of long term debt	8	(9,078)	(5,906)	(177,538)	(20,889)	(280,163)
Repayment of revolving credit facility	8	(50,000)	—	—	(50,000)	—
Prepayment of long term debt	8	(294,000)	—	—	(294,000)	—
Proceeds from long term debt	8	525,000	123,537	155,925	648,537	584,613
Financing costs	8	(5,014)	—	—	(5,014)	—
Net cash provided by/(used in) financing activities		166,908	117,631	(21,613)	278,634	304,450

Effect of exchange rate changes on cash		(4)	18	—	18	—
Net increase/(decrease) in cash and cash equivalents		30,110	(19,172)	(61,010)	1,457	6,613

Cash, cash equivalents and restricted cash at the beginning of the period		26,444	45,616	77,584	55,097	9,961
Cash, cash equivalents and restricted cash at the end of the period		56,554	26,444	16,574	56,554	16,574

The accompanying notes are an integral part of these condensed consolidated financial statements.

13	Flex LNG Ltd. Third Quarter Results 2019

Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

	Nine months ended		Year ended
	September 30,	September 30,	December 31,
	2019	2018	2018

Number of shares outstanding
At beginning of period	54,099,929	36,797,238	36,797,238
Shares issued	10,655	8,796	17,302,691
At end of period	54,110,584	36,806,034	54,099,929

Share capital
At beginning of period	5,410	3,680	3,680
Shares issued	1	1	1,730
At end of period	5,411	3,681	5,410

Additional paid in capital
At beginning of period	1,189,665	895,951	895,951
Shares issued	125	—	293,645
Stock option expense	194	—	69
At end of period	1,189,984	895,951	1,189,665

Other comprehensive income
At beginning of period	—	66	66
Other comprehensive income	—	(33)	(66)
At end of period	—	33	—

Accumulated deficit
At beginning of period	(367,751)	(379,530)	(379,530)
Net income/(loss)	(6,889)	(3,459)	11,779
At end of period	(374,640)	(382,989)	(367,751)

Total Equity	820,755	516,676	827,324

The accompanying notes are an integral part of these condensed consolidated financial statements.

14	Flex LNG Ltd. Third Quarter Results 2019

Notes to the Interim Consolidated Accounts
Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE"). The unaudited condensed consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2019 were authorized by the Board of Directors for release on November 20, 2019.
Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2018 included in our Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on May 28, 2019.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018. The policies noted below relate to new transactions that have occurred since the last set of the Company's audited annual financial statements.
Derivatives
Our derivative instruments relate to interest-rate swaps, which are considered to be an economic hedge. However, these have not been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair value of the interest rate swap contracts are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in gain/(loss) on derivatives in our condensed consolidated interim statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the condensed consolidated statement of cash flows.

15	Flex LNG Ltd. Third Quarter Results 2019

Note 3: Earnings per share
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss then any potential common shares have been excluded from the calculation of diluted loss per share.
The following reflects the net income/(loss) and share data used in the earnings per share calculation.
(figures in thousands of $, except per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Net income/(loss) attributable to shareholders	468	(3,919)	1,179	(6,889)	(3,459)

Weighted average number of ordinary shares	54,106,715	54,103,993	36,805,415	54,104,645	36,802,208
Share options	141,000	—	—	—	—
Weighted average number of ordinary shares, adjusted for dilution	54,247,715	54,103,993	36,805,415	54,104,645	36,802,208

Earnings/(loss) per share:
Basic	0.01	(0.07)	0.03	(0.13)	(0.09)
Diluted	0.01	(0.07)	0.03	(0.13)	(0.09)

Note 4: Cash, restricted cash and cash equivalents
For the purpose of the Condensed Consolidated Interim Balance Sheets and Statement of Cash Flows; Cash, restricted cash and cash equivalents comprise the following:
(figures in thousands of $)

	September 30,	December 31,
	2019	2018
Cash and cash equivalents	56,500	54,932
Restricted cash	54	165
Cash, restricted cash and cash equivalents	56,554	55,097

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

16	Flex LNG Ltd. Third Quarter Results 2019

Note 5: Vessel purchase prepayments
On June 7, 2019, $36 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our fifth LNG carrier, Flex Constellation. On August 27, 2019, a further $36 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net, upon delivery of our sixth LNG carrier, Flex Courageous.
Note 6: Vessels and equipment, net
Movements in the nine months ended September 30, 2019 for vessels and equipment may be summarized as follows:
(Unaudited figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2019	819,884	10,000	829,884
Additions	(500)	—	(500)
Newbuildings	358,913	5,000	363,913
Disposals	—	—	—
At September 30, 2019	1,178,297	15,000	1,193,297

Accumulated depreciation
At January 1, 2019	15,931	1,475	17,406
Charge	18,357	1,699	20,056
Disposals	—	—	—
At September 30, 2019	34,288	3,174	37,462

Net book value
At January 1, 2019	803,953	8,525	812,478
At September 30, 2019	1,144,009	11,826	1,155,835

On June 7 and August 27, 2019, Flex LNG successfully took delivery of its fifth and sixth LNG carriers, Flex Constellation and Flex Courageous, respectively, both of which were constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in South Korea. A total of $363.9 million was capitalized during the nine months ended September 30, 2019, of which $72.0 million was reclassified from Vessel purchase prepayments.

17	Flex LNG Ltd. Third Quarter Results 2019

Note 7: Capital commitments
Capital commitments for the Company as at September 30, 2019 are detailed in the table below:
(figures in thousands of $)

	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	554,800	382,200	—	—	—	—	937,000
Long-term debt obligations	34,633	35,315	36,072	36,876	259,705	342,540	745,141
Total	589,433	417,515	36,072	36,876	259,705	342,540	1,682,141

As at September 30, 2019, Flex LNG had seven vessels to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change requests, sundry buyers’ supplies, fit out, studies and lube oils.

Note 8: Long-term debt
In the three months ended September 30, 2019, the Company prepaid $294.0 million against long-term debt, resulting in a write-off of debt issuance costs of $3.4 million. In addition, the Company prepaid $50.0 million against a revolving credit facility. The Company also made scheduled repayments of long-term debt of $9.1 million and received net proceeds from drawdowns of $520.0 million.
In April 2019, the Company entered into a $250 million secured term loan facility (the "$250 Million Facility") from a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of Flex Courageous. The facility has a term of five years from delivery of the last vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and 5% of net interest bearing debt.
In April 2019, the Company entered into sale and charterback agreements with Hyundai Glovis for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis SCB"). The transactions were executed end July 2019, whereby the vessels were sold for $420 million, with a net consideration of $300 million adjusted for a non-amortizing and non-interest bearing seller's credit of $120 million in total. The vessels have been chartered back on a time-charter basis to subsidiaries of Flex LNG for a period of 10 years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the ten-year charter period. At the end of the ten-year charter period, Hyundai Glovis will have the right to sell the vessels back to Flex LNG for a total consideration of $150 million, net of the $120 million seller's credit. The existing ship management agreements have been novated to Hyundai Glovis, securing continuation of the ship management services. Upon closing of the Hyundai Glovis SCB, the outstanding balances totaling $194.3 million relating to the vessels under the existing $315 million term loan facility (the "$315 Million Facility") entered into in December 2017 were prepaid.
In July 2019, the Company entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to re-finance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility. The full amount of $100 million was drawn on July 19, 2019, and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 Million Facility. The new facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The $50 million term loan will be repaid in quarterly installments based on a 17.9 year repayment profile. The available amount under the $50 million revolving tranche will be reduced quarterly based on a 17.9 year reduction profile. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and 5% of the net interest bearing debt. On August 15, 2019, the $50 million revolving tranche under the $100 Million Facility was prepaid in full, and $50 million was available for drawdown as per September 30, 2019.

18	Flex LNG Ltd. Third Quarter Results 2019

Note 9: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into five interest rate swap transactions during the nine months ended September 30, 2019, whereby the floating rate on a notional principal  of $175 million, has been swapped to a fixed rate, with a concurrent maturity date of June 7, 2024.
Our interest rate swap contracts as at September 30, 2019, of which none are designated as hedging instruments, are summarized as follows:
(Unaudited figures in thousands of $)

	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	August 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
	175,000

At September 30, 2019, the Company held a liability of $3.5 million and asset of $0.3 million in relation to these interest rate swaps. The Company recorded a unrealized loss on the interest rate swaps of $0.9 million in the three months ended September 30, 2019 compared to a loss of $2.2 million in the second quarter 2019. The unrealized loss on the interest swaps for the nine months ended September 30, 2019 was $3.1 million.

18	Flex LNG Ltd. Third Quarter Results 2019

Note 10: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at September 30, 2019 and December 31, 2018 consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and long-term derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.
The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.
The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.
The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR plus a fixed margin. This has been categorized at Level 2 on the fair value measurement hierarchy.
The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		September 30,	September 30,	December 31,	December 31,
		2019	2019	2018	2018
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, restricted cash and cash equivalents	Level 1	56,554	56,554	55,097	55,097
Other current assets	Level 1	14,475	14,475	2,693	2,693
Receivables due from related parties	Level 1	383	383	1,720	1,720
Payables due to related parties	Level 1	—	—	(206)	(206)
Account payable	Level 1	(933)	(933)	(592)	(592)
Other current liabilities	Level 1	(16,339)	(16,339)	(11,297)	(11,297)

Derivative instruments receivable	Level 2	269	269	—	—
Derivative instruments payable	Level 2	(3,521)	(3,521)	—	—
Long-term debt*	Level 2	(737,149)	(745,141)	(454,967)	(460,030)

* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.
There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2019.

19	Flex LNG Ltd. Third Quarter Results 2019

Note 11: Related party transactions
Flex LNG receives staff, office, commercial, legal, technical and accounting support from companies related to Geveran Trading Co. Limited ("Geveran"), the Company's largest shareholder, and has accrued costs of $0.7 million in the three months ended September 30, 2019 (three months ended September 30, 2018: $0.2 million).
As at September 30, 2019, the Company had related party receivable of $0.3 million (December 31, 2018: $1.0 million) due from subsidiaries of Frontline Ltd. and related party receivable of $0.0 million (December 31, 2018: $0.7 million) due from Seatankers Management Co. Ltd.
On August 27, 2019, the Company made a final payment of $145.2 million to a related party of Geveran upon the delivery of the LNG carrier Flex Courageous.

Note 12: Share capital
The Company had an issued share capital at September 30, 2019 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2018: $5.4 million divided into 54,099,929 ordinary shares) of $0.10 par value.
In January 2019, the Company issued 4,461 shares to the board of directors relating to their remuneration for the second half of 2018, of which part was paid in cash and part through the issuance of new shares.
On March 4, 2019, the Company declared a ten-for-one reverse stock split with an effective date of March 7, 2019, which resulted in a reduction of 397 shares due to share split fractions. The common share par value was adjusted as a result of the reverse stock split to the value of $0.10 per share from $0.01 per share. In line with the guidance in ASC 260 Earnings Per Share, we have retroactively adjusted for this change in the prior year comparatives in the condensed consolidated primary statements and applicable footnote disclosures.
In September 2019, the Company issued 6,591 new shares to the board of directors relating their remuneration for the first half of 2019, of which part was paid in cash and part through the issuance of new shares.

20	Flex LNG Ltd. Third Quarter Results 2019

Note 13: Subsequent events
$629 million term loan facility
In November 2019, the Company received commitments from a syndicate of 11 banks and the Export-Import Bank of Korea ("KEXIM") for a $629 million financing for the five newbuildings scheduled for delivery in 2020. The facility will be divided into a commercial bank loan of $250 million (the "Commercial Loan"), a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan") and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").
The amount available for drawdown upon delivery of each vessel will be limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility will also include an accordion option of up to $10 million per vessel subject acceptable long-term employment and credit approval by the lenders. Further, the Company may request to replace any two of the vessels with the two vessels scheduled for delivery in 2021.
The combined repayment profile for the KEXIM Guaranteed Loan and the KEXIM Direct Loan will be 12 years, while the Commercial Loan will be structured as a bullet loan, giving an overall repayment profile for the facility of 20 years. The Commercial Loan will bear interest at LIBOR plus a margin of 2.35% per annum and have a term of five years from delivery of the final vessel. The KEXIM Guaranteed Loan will bear interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan will have a term of six years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.
The facility will include a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million or 5% of the net interest bearing debt.
The financing remains subject to execution of the loan facility agreement and customary closing conditions, and is expected to be drawn upon delivery of the vessels from the relevant shipyard.
Quarterly Dividend
On November 19, 2019, the Company’s Board of Directors declared a cash dividend for the third quarter of 2019 of $0.10 per share. The dividend will be paid on or around December 18, 2019, to shareholders on record as of December 5, 2019. The ex-dividend date will be December 4, 2019.

21	Flex LNG Ltd. Third Quarter Results 2019

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)
EBITDA is defined as net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives .
The table below reconciles EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Net income/(loss)	468	(3,919)	1,179	(6,889)	(3,459)
Finance income	(264)	(204)	(72)	(724)	(324)
Interest expense	9,437	6,853	6,124	22,791	11,270
Write-off of debt issuance costs	3,388	—	—	3,388	—
Income tax (expense)/credit	(1)	—	—	(1)	2
Depreciation	7,840	6,308	5,477	20,064	10,541
Earnings before Interest, Taxes, Depreciation and Amortization	20,868	9,038	12,708	38,629	18,030
Loss/(gain) on derivatives	915	2,229	—	3,144	—
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization	21,783	11,267	12,708	41,773	18,030

22	Flex LNG Ltd. Third Quarter Results 2019

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate
(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
The table below reconciles Time Charter Equivalent income to Vessel operating revenues, the most directly comparable U.S. GAAP measure.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Vessel operating revenues	29,814	19,018	19,008	67,973	41,108
Less:
Voyage expenses	(994)	(1,113)	(1,107)	(5,896)	(4,982)
Time charter equivalent income	28,820	17,905	17,901	62,077	36,126

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent rate to Time Charter Equivalent income.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Time charter equivalent income	28,820	17,905	17,901	62,077	36,126

Fleet available days	495	387	360	1,242	887
Fleet offhire days	—	—	—	—	—
Fleet onhire days	495	387	360	1,242	887

Time charter equivalent rate	58,222	46,266	49,725	49,981	40,728

23	Flex LNG Ltd. Third Quarter Results 2019